CERTIFICATE OF AUTHOR – HAROLD BRISSON

I, Harold Brisson, Eng, PhD, from Québec (Québec) do hereby certify that:

1.	I am a professional engineer and I have been working since April 29, 2013 as Resource Manager for Primero Mining Corp, 79 Wellington Street West, Toronto, Ontario.

2.	I am a registered member of the Ordre des Ingénieurs du Québec (OIQ, member #41433) since January 1988.

3.

I graduated from the Université Laval, Québec, in 1983 with a BScA degree in Geological Engineering, and I hold also a MSc degree in Geology from Université Laval (1988) and a PhD in Mineral Resources from Université du Québec à Chicoutimi (1998).

4.

I have practiced my profession in mineral exploration, geoscientific research, resource geology and mine geology over the last 30 years. My experience includes Researcher at the Université du Québec à Chicoutimi; Project Responsible for the Quebec Natural Resources Ministry; Senior Projects Responsible for Aurizon Mines and Cambior; Senior Geoscientist, Resource Geoscientist and Geology & Mine Exploration Assistant Superintendent for Iamgold Corp.

5.	This Certificate applies to the report entitled “Technical report on the Mineral Resource and Reserve Estimates for the Black Fox Complex” with an effective date of June 19, 2014.

6.	I am a “Qualified Person” according to the National Instrument 43-101 (NI 43-101).

7.

The report is based on the contributions of several experts. I was responsible for the supervision of the experts, I have reviewed all the information included in the report, and I take overall responsibility for the entire report.

8.	I most recently visited the Black Fox Complex from May 6 to May 15, 2014.

9.	I am not independent of Primero Mining Corp.

10.	I have read NI 43-101 and this report that I am responsible for has been prepared in accordance with NI 43-101.

11.

As at June 30, 2014, to the best of my knowledge, information and belief the portions of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 30th day of June, 2014.

(signed and sealed on original)
Harold Brisson, Eng, PhD
Resource Manager
Primero Mining Corp.